SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 08354

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
              [ ] Form 10-Q   [ ] Form N-SAR



For Period Ended:   December 31, 2001
                 --------------------



[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K



For the Transition Period Ended:
                                 ------------------


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  relates to a portion  of  the filing  checked  above,
identify  the Item(s) to which the notification relates:   N/A
                                                         -------



                         Part I. Registrant Information

Full name of  registrant : nStor  Technologies,  Inc.
Former name if  applicable:
Address of principal executive office (Street and number): 10140 Mesa Rim Road City, State and Zip Code: San Diego, CA 92121

                        Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x]     (c) The accountant's statement or other exhibit required by  Rule 12b-25
        (c) has been attached if applicable.


                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Registrant and its auditors are in the process of determining the proper accounting treatment of the issuance of inducement shares in connection with the conversion of convertible preferred stock as a condition to a recent equity transaction. The resolution of this issue may impact the calculation of net loss available to common stock. As a result, Registrant's independent auditors have been unable to complete their audit of the Registrant's financial statements for the fiscal year ended December 31, 2001.

                      Part IV.  Other Information

        (1) Name and telephone number of person to contact in regard to this notification:

          Jack Jaiven            561               640-3105
             (Name)          (Area Code)      (Telephone Number)


        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects to report in its Form 10-K a net loss of $14 million for the year ended December 31, 2001 as compared to a net loss of $21.9 million for the year ended December 31, 2000. Included in the 2001 operating results is a fourth quarter write-down of $2.5 million resulting from a valuation of certain inventory. Included in the 2000 operating results was a $12 million write-off of unamortized goodwill attributable to a 1999 acquisition and a $1.4 million inventory write-down.

                                nSTOR TECHNOLOGIES, INC.
                      --------------------------------------------
                      (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                            /s/ Jack Jaiven
                      By:_________________________________________
                         Jack Jaiven, Vice President and Treasurer

Date:  March 29, 2002